345 Park Avenue New York, NY 10154 BREIT.com

July 21, 2023

RE:	Blackstone Real Estate Income Trust, Inc.

Form 10-K for the year ended December 31, 2022; filed on March 17, 2023

Form 10-Q for the quarterly period ended March 31, 2023, filed on May 12, 2023

File No. 000-55931

VIA EDGAR

Paul Cline

Robert Telewicz

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Mr. Cline and Mr. Telewicz:

This letter sets forth the response of Blackstone Real Estate Income Trust, Inc. (the “Company”) to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 7, 2023, relating to the above-referenced filings. To assist your review, we have retyped the text of the Staff’s comments in italics below and provided the Company’s responses thereto immediately below each comment.

Form 10-K for the year ended December 31, 2022

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Net Asset Value, page 87

1.	Please address the following with respect to your net asset value disclosure:

•

Please expand your disclosure to include a discussion of the methodologies used to determine fair value of your assets and liabilities for purposes of calculating net asset value. To the extent this disclosure is included elsewhere in your filing (e.g. financial statement disclosures related to valuation of investments in real estate debt) provide a cross reference to that disclosure. Please provide an example of any proposed changes to your disclosure in your response.

•

Please clarify for us, and expand your disclosure to discuss, how net asset value is allocated among the different share classes (e.g. $23.7 billion allocated to class S, $35.5 billion allocated to class I etc). In your response and expanded disclosure, please explain how you incorporate stockholder servicing fees in this allocation.

The Company notes that disclosure of the methodologies used by the Company to determine fair value of its assets and liabilities for purposes of calculating net asset value (“NAV”) is currently included in “Net Asset Value Calculation and Valuation Guidelines” in the prospectus, dated April 18, 2023 (as further supplemented), for its continuous public offering of common stock (the “Prospectus”). In future periodic reports filed with the Securities and Exchange Commission, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2023, the Company intends to revise the disclosure regarding its NAV in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Exhibit A to this response letter contains the Company’s proposed disclosure, marked against its most recent Form 10-Q disclosure to facilitate the Staff’s review. As provided in Exhibit A, at the end of each month, any change in the Company’s aggregate NAV (whether an increase or decrease) is allocated among each class of shares (including OP units) based on each class’s relative percentage of the previous month’s aggregate NAV adjusted for issuances of shares that were effective on the first calendar day of such month and repurchases that were effective on the last calendar day of such month. Following the allocation of such change in NAV, the NAV of each share class is reduced by the declared dividend and stockholder servicing fees, as applicable.

As further described in Exhibit A, the stockholder servicing fee for each applicable class of shares is calculated by multiplying the accrued monthly stockholder servicing fee rate (i.e., 1/12th of the total annual stockholder servicing fee rate for each applicable class of shares) by the aggregate NAV of such class of shares for that month, after adjustment for any changes in NAV.

Form 10-Q for the quarterly period ended March 31, 2023

Item 1 Financial Statements

14. Equity and Redeemable Non-controlling Interest, page 33

2.

It appears that you have accounted for the investment made by the Regents of the University of California as permanent equity. We note your disclosure that after January 2028, the parties (including the Regents of the University of California) have the option to request repurchase of their investments ratably over two years. Given this redemption feature, tell us how you determined the UC Investment should be accounted for as permanent equity. In your response, clarify for us whether the UC Investment is subject to the same redemption limitations placed on other investments and if the board of directors has the option to otherwise limit redemption.

The Company references the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) guidance in paragraph ASC 480-10-S99-3A(2), which states:

ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable

(1) at a fixed or determinable price on a fixed or determinable date,

(2) at the option of the holder, or

(3) upon the occurrence of an event that is not solely within the control of the issuer.

2

The Company also references the FASB ASC guidance in paragraph ASC 480-10-S99-3A(3), which states:

Although ASR 268 specifically describes and discusses preferred securities, the SEC staff believes that ASR 268 also provides analogous guidance for other redeemable equity instruments including, for example, common stock, derivative instruments, noncontrolling interests.

The Regents of the University of California (“Regents”) is invested in the Company’s Class I common stock and, in addition to a five-year lock-up period ending January 2028, its investment is subject to all of the conditions of the Company’s share repurchase plan, including repurchase limitations. As part of the share repurchase plan, a stockholder may request repurchase at the most recent share price on a monthly basis. However, as noted in the “Share Repurchases” section on page 306 of the Prospectus, the Company may determine to repurchase fewer shares than have been requested to be repurchased under its share repurchase plan in any particular month, or none at all, in its discretion at any time. Further, the board of directors may choose to modify or suspend the share repurchase plan (including to waive the repurchase limitations or purchase fewer shares than such repurchase limitations) if it deems such action to be in the Company’s best interest and the best interest of its stockholders. Accordingly, Regents does not have the option to require the Company to repurchase its investment.

Therefore:

•	criteria (1) of ASC 480 is not met as there is no fixed or determinable date or price at which the securities would be redeemable,

•	criteria (2) of ASC 480 is not met as the Company has the option to repurchase fewer shares than have been requested, or none at all, in its own discretion vs. at the option of Regents, and

•	criteria (3) of ASC 480 is not met as there is no event that would require redemption that is not solely within the control of the Company.

As such, the Company believes it has appropriately accounted for the investment made by Regents as permanent equity in accordance with the guidance in paragraph ASC 480-10-S99. This approach is consistent with the Company’s other shares of common stock, which are also subject to the terms of the Company’s share repurchase plan.

If you should have any questions regarding the items discussed in this response letter, please contact me at Tony.Marone@Blackstone.com, or, in my absence, Paul Kolodziej, the Company’s Chief Accounting Officer at Paul.Kolodziej@Blackstone.com or Leon Volchyok, the Company’s Chief Legal Officer and Secretary at Leon.Volchyok@Blackstone.com.

Sincerely,

/s/ Anthony Marone
Chief Financial Officer

cc: Benjamin Wells, Simpson Thacher & Bartlett LLP

3

Exhibit A

The following is an excerpt from the “Net Asset Value” section of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations from the Company’s Form 10-Q for the three months ended March 31, 2023, marked to reflect proposed incremental disclosure of the methodologies used by the Company to determine fair value of its assets and liabilities for purposes of calculating net asset value. New text is presented in red font and replaced text is presented as strikethrough text in blue font.

Net Asset Value

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used by the Adviser in connection with our NAV calculation. These guidelines are designed to produce a fair and accurate estimate of the price that would be received for our investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our investments.

The calculation of our NAV is intended to be a calculation of the fair value of our assets less our outstanding liabilities as described below and will likely differ from the book value of our equity reflected in our financial statements. As a public company, we are required to issue financial statements based on historical cost in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and repurchase price for our shares, we have adopted a model, as explained below, that adjusts the value of our assets and liabilities from historical cost to fair value generally in accordance with the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements. The Adviser will calculate the fair value of our real estate properties monthly based in part on values provided by third-party independent appraisers and such calculation will be reviewed by an independent valuation advisor as further discussed below.

Because these fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires us to calculate NAV in a certain way. As a result, other public REITs may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure used under GAAP and the valuations of, and certain adjustments made to, our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure.

The following valuation methods are used for purposes of calculating the significant components of our NAV:

•

Consolidated properties are initially valued at cost, which we expect to represent fair value at the time of acquisition. Subsequently, consolidated properties are primarily valued using the discounted cash flow methodology (income approach), whereby a property’s value is calculated by discounting the estimated cash flows and the anticipated terminal value of the subject property by the assumed new buyer’s normalized weighted average cost of capital for the subject property. Consistent with industry practices, the income approach also incorporates subjective judgments regarding comparable rental and operating expense data, capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence as well as the residual value of the asset as components in determining value. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. We believe the discount rate and exit capitalization rate are the key assumptions utilized in the discounted cash flow methodology. Below the tables that set forth our NAV calculation is a sensitivity analysis of the weighted average discount rates and exit capitalization rates for our property investments.

•

Investments in real estate debt consist of commercial mortgage-backed securities (“CMBS”) and residential mortgage-backed securities (“RMBS”), which are securities backed by one or more mortgage loans secured by real estate assets, as well as corporate bonds, term loans, mezzanine loans, and other investments in debt issued by real estate-related companies or secured by real estate assets. The Company generally determines the fair value of its investments in real estate debt by utilizing third-party pricing service providers whenever available. In determining the fair value of a particular investment, pricing service providers may use broker-dealer quotations, reported trades or valuation estimates from their internal pricing models to determine the reported price. The pricing service providers’ internal models for securities such as real estate debt generally consider the attributes applicable to a particular class of the security (e.g., credit rating, seniority), current market data, and estimated cash flows for each security, and incorporate specific collateral performance, as applicable. Certain of the Company’s investments in real estate debt, such as mezzanine loans and other investments, are unlikely to have readily available market quotations. In such cases, the Company will generally determine the initial value based on the acquisition price of such investment if acquired by the Company or the par value of such investment if originated by the Company. Following the initial measurement, the Company engaged a market leading service provider, to perform valuations for such investments. The service provider will determine fair value by utilizing or reviewing certain of the following (i) market yield data, (ii) discounted cash flow modeling, (iii) collateral asset performance, (iv) local or macro real estate performance, (v) capital market conditions, (vi) debt yield or loan-to-value ratios, and (vii) borrower financial condition and performance. Refer to the Fair Value Measurements section of Note 2 to our Consolidated Financial Statements for additional details on the Company’s investments in real estate debt.

•

The Company separately values the assets and liabilities of the investments in unconsolidated entities. To determine the fair value of the real estate assets of the investments in unconsolidated entities, the Company utilizes a discounted cash flow methodology or market comparable methodology, taking into consideration various factors including discount rate, exit capitalization rate and multiples of comparable companies. The Company utilizes a market leading service provider to perform valuations of the indebtedness of the investments in unconsolidated entities. The fair value of the indebtedness of the investments in unconsolidated entities is determined by modeling the cash flows required by the debt agreements and discounting them back to the present value using weighted average cost of capital. Additionally, current market rates and conditions are considered by evaluating similar borrowing agreements with comparable loan-to-value ratios and credit profiles. After the fair value of the assets and liabilities are determined, the Company applies its ownership interest to the net asset value and reflects this amount as its investments in unconsolidated entities at fair value.

•

Mortgage notes, secured term loans, secured revolving credit facilities, secured financings on investments in real estate debt, and unsecured revolving credit facilities are estimated by modeling the cash flows required by the Company’s debt agreements and discounting them back to the present value using an estimated market yield. Additionally, current market rates and conditions are considered by evaluating similar borrowing agreements with comparable loan-to-value ratios and credit profiles. The Company utilizes a market leading service provider to perform these valuations.

NAV and NAV Per Share Calculation

Each share class will have an undivided interest in our assets and liabilities, other than class-specific stockholder servicing fees. In accordance with the valuation guidelines, our NAV per share for each class as of the last calendar day of each month is calculated using a process that reflects several components, including the estimated fair value of (1) each of our properties, (2) our investments in real estate debt, (3) our investments in unconsolidated entities, (4) our mortgage notes, secured term loans, secured revolving credit facilities, secured financings on investments in real estate debt, and unsecured revolving credit facilities, and (5) our other assets and liabilities. At the end of each month, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares (including OP units) based on each class’s relative percentage of the previous month’s aggregate NAV adjusted for issuances of shares that were effective on the first calendar day of such month and repurchases that were effective on the last calendar day of such month. Following the allocation of any change in NAV, each share class of NAV is reduced by the declared dividend and stockholder servicing fees, as applicable. The stockholder servicing fee is calculated as a percentage of each applicable class of shares’ NAV (Class S, Class T, and Class D). Class I and Class C shares are not subject to the stockholding servicing fee. NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for the Current Offering (as defined below) for further details on how our NAV is determined.

~~We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors.~~ Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D and Class C common stock, as well as the partnership interests of BREIT OP held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of March 31, 2023 ($ and shares/units in thousands):

Components of NAV	March 31, 2023
Investments in real estate	$117,286,490
Investments in real estate debt	9,553,916
Investments in unconsolidated entities	10,335,384
Cash and cash equivalents	2,368,204
Restricted cash	820,302
Other assets	4,892,943
Mortgage notes, term loans, and revolving credit facilities, net	(62,056,213)
Secured financings of investments in real estate debt	(4,876,746)
Subscriptions received in advance	(137,687)
Other liabilities	(3,079,500)
Accrued performance participation allocation	—
Management fee payable	(72,922)
Accrued stockholder servicing fees(1)	(17,958)
Non-controlling interests in joint ventures	(5,274,685)

Net Asset Value	$69,741,528

Number of outstanding shares/units	4,786,978

(1)

Stockholder servicing fees only apply to Class S, Class T, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of March 31, 2023, the Company has accrued under GAAP $1.2 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid), to participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of March 31, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class I Shares	Class T Shares	Class D Shares	Class C Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$23,067,885	$41,240,915	$1,012,786	$2,379,761	$15,982	$2,024,199	$69,741,528
Number of outstanding shares/units	1,582,436	2,827,354	70,538	166,792	1,085	138,773	4,786,978

NAV Per Share/Unit as of March 31, 2023	$14.5775	$14.5864	$14.3580	$14.2679	$14.7328	$14.5864

(1)	Includes the partnership interests of BREIT OP held by BREIT Special Limited Partner, Class B unit holders, and other BREIT OP interests held by parties other than the Company.

The following table details the weighted average discount rate and exit capitalization rate by property type, which are the key assumptions used in the discounted cash flow valuations as of March 31, 2023:

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.0%	5.6%
Industrial	7.0%	5.7%
Net Lease	7.1%	5.7%
Hospitality	9.7%	9.1%
Data Centers	7.4%	6.2%
Self Storage	7.1%	5.7%
Office	6.8%	5.4%
Retail	7.2%	6.1%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. In addition, the valuations for our two largest sectors (rental housing and industrial) assume high single-digit net operating income growth in 2023 given our below market rents and short duration leases. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all else equal, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Rental Housing Investment Values	Industrial Investment Values	Net Lease Investment Values	Hospitality Investment Values	Data Center Investment Values	Self Storage Investment Values	Office Investment Values	Retail Investment Values
Discount Rate	0.25% decrease	+1.9%	+2.0%	+1.8%	+1.7%	+1.3%	+1.9%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.8)%	(1.6)%	(1.0)%	(1.8)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.0%	+3.4%	+2.7%	+1.4%	+1.5%	+2.8%	+3.5%	+2.7%
(weighted average)	0.25% increase	(2.7)%	(3.1)%	(2.4)%	(1.3)%	(1.4)%	(2.5)%	(3.2)%	(2.5)%

The following table reconciles stockholders’ equity and BREIT OP partners’ capital per our Condensed Consolidated Balance Sheets to our NAV ($ in thousands):

March 31, 2023
Stockholders’ equity	$45,732,704
Non-controlling interests attributable to BREIT OP	1,664,876
Redeemable non-controlling interest	350

Total BREIT stockholders’ equity and BREIT OP partners’ capital under GAAP	47,397,930
Adjustments:
Accrued stockholder servicing fees	1,172,126
Accrued affiliate incentive compensation awards	(3,581)
Accumulated depreciation and amortization under GAAP	9,348,881
Unrealized net real estate and real estate debt appreciation	11,826,172

NAV	$69,741,528

The following details the adjustments to reconcile GAAP stockholders’ equity and total partners’ capital of BREIT OP to our NAV:

•

Accrued stockholder servicing fees represent the accrual for the cost of the stockholder servicing fees for Class S, Class T, and Class D shares. Under GAAP, we accrued the full cost of the stockholder servicing fees payable over the life of each share (assuming such share remains outstanding the length of time required to pay the maximum stockholder servicing fee) as an offering cost at the time we sold the Class S, Class T, and Class D shares. Refer to Note 2 to our condensed consolidated financial statements for further details of the GAAP treatment regarding the stockholder servicing fees. For purposes of calculating NAV, we recognize the stockholder servicing fees as a reduction of NAV on a monthly basis when such fees are paid.

•

Under GAAP, the affiliate incentive compensation awards are valued as of grant date and compensation expense is recognized over the service period on a straight-line basis with an offset to equity, resulting in no impact to Stockholders’ Equity. For purposes of calculating NAV, we value the awards based on performance in the applicable period and deduct such value from NAV.

•

We depreciate our investments in real estate and amortize certain other assets and liabilities in accordance with GAAP. Such depreciation and amortization is not recorded for purposes of calculating our NAV.

•

Our investments in real estate are presented at their depreciated cost basis in our GAAP condensed consolidated financial statements. Additionally, our mortgage notes, secured and unsecured term loans, secured and unsecured revolving credit facilities, and repurchase agreements (collectively, “Debt”) are presented at their amortized cost basis in our condensed consolidated GAAP financial statements. As such, any increases or decreases in the fair market value of our investments in real estate or our Debt are not included in our GAAP results. For purposes of calculating our NAV, our investments in real estate and our Debt are recorded at fair value.